December 10, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Infinity Property and Casualty Corporation (“The Company”)

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

FILE NO. 000-50167

Mr. Rosenberg,

This letter responds to the verbal comment received December 4, 2009 from Ms. Hart in connection with our response to your letter dated November 2, 2009.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note below the “SEC COMMENT” / “COMPANY RESPONSE” format.

Form 10-K for the fiscal year ended December 31, 2008

1.	SEC COMMENT: Consistent with your response to our prior comment, please revise your proposed disclosure to provide more details regarding the changes in the claims adjusting practices, how the changes resulted in the favorable reserve development and why recognition in earlier periods was not required.

COMPANY RESPONSE:

The Company proposes to amend its disclosure in the MD&A – Critical Accounting Policies to include information similar to the following in future filings to the extent it remains relevant or until different trends emerge (revisions to the Company’s existing disclosure are in bold):

“During calendar year 2008, Infinity experienced $29.4 million of favorable reserve development, primarily from LAE reserves relating to liability coverages in the California, Florida and Pennsylvania nonstandard programs due to two significant changes in claims adjusting practices beginning in 2006 for which the effect on LAE payment patterns was not fully recognized until 2008.

First, the Company changed its approach to handling claims in litigation. Historically, the majority of litigation claims were handled in the Company’s field offices utilizing outside legal counsel. Beginning in 2006, the Company chose to more extensively utilize in-house legal counsel, which has proven to be less expensive than outside counsel. This change in approach brought about a gradual reduction in legal costs, which began to lower LAE. During 2006 and 2007 the reduction in paid LAE was gradual, with little effect on historical LAE patterns. This gradual change resulted in slight decreases in development patterns and modest releases of LAE redundancy. However, by the end of 2008, the development patterns fell by anywhere from 8% to 13%, depending on the development period, from the level of the 2007 year end analysis. These changes resulted in a more substantial release of LAE redundancy in 2008.

Second, beginning in 2006, the claims department began placing greater emphasis on settling undisputed claims in a reduced number of days after the loss date. A more timely settlement of such claims, also referred to as increased “tempo”, was expected to reduce the company’s claim expenses, especially the cost of rental car coverage. This change in settlement practice resulted in increased claim payments for development periods in which the change took place. It was not apparent in the loss reserve estimation process for either 2006 or 2007 whether the increase in claim payments resulted from deteriorating underwriting results, which could lead to additional loss development, or from the increase in tempo, which would not necessarily lead to additional loss development. As a result, no adjustments were initially made to historical development patterns to reflect the increase in claims payments. However, after an increase in development patterns in 2006 and 2007, the 2008 historical pattern declined, which management concluded at that time was a result of the increase in tempo. Therefore, beginning in the first quarter of 2008, the Company recognized in its reserve analysis the lower and now stable development patterns emerging as a result of the change in tempo. Such recognition resulted in the favorable development in the period.

In addition, there was favorable development on liability coverages of the Assumed Agency Business.”

Additionally, the Company proposes to add a cross-reference to the above disclosure in its MD&A – Results of Operations section.

Please contact me if you have any further questions or comments.

Sincerely,

/s/ ROGER SMITH
Roger Smith Executive Vice President, Chief Financial Officer and Treasurer